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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Brazilian geostationary satellite enters the integration and testing phase

Cannes, France, December 22, 2015 – Visiona Tecnologia Espacial, responsible for the integration of the SGDC system (Geostationary Satellite of Defense and Strategic Communications) in Brazil announces the completion of a key program milestone.

On December 14, the mating between the satellite platform and the communication module (payload) was successfully performed, marking the beginning of the integration and testing campaign. The mating was held at Thales Alenia Space facilities, satellite supplier of the SGDC System.

“The program continues to advance as planned and in line for launching the satellite in 2016. In the coming months, the satellite will undergo through a campaign of tests simulating the launch and space environments, as well as functional testing,” said Eduardo Bonini, President of Visiona.

With the SGDC system, Brazil aims to achieve sovereignty in civilian and military strategic communications as well as expanding access to broadband Internet for the entire nation´s territory.

About Visiona Tecnologia Espacial

Visiona Tecnologia Espacial S.A. is a company jointly owned by Embraer and Telebras, controlled by Embraer and founded with the initial objective of integrating the Defense and Strategic Communications Geostationary Satellite (SGDC) system of the Brazilian government, which addresses the Federal Government’ satellite communications needs, including the National Broadband Program (PNBL), and a broad spectrum of strategic and defense communications. Visiona also has the goal of becoming the Brazilian satellite integration company, focusing in provide solutions for the demands of the National Space Activities Program (PNAE/AEB) and the Strategic Space Systems Program (PESE/FAB).

Press contact:

Valtécio Alencar

Fone: (11) 3040-6891

Cel: (11) 98106-7295

E-mail: valtecio.alencar@embraer.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer